UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share (“Common Shares”)

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,755,996 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,755,996 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,996 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 of the Issuer’s 7.625% Series A Convertible Cumulative Preferred Stock (the “Series A Shares”) held directly by Coliseum School Bus Holdings, LLC and (b) 256,000 Common Shares that could be obtained upon conversion of 512,000 warrants of the Issuer (the “Warrants”).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,231,722 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,231,722 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 689,386 Common Shares that could be obtained upon conversion of 79,900 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 198,148 Common Shares that could be obtained upon conversion of 396,295 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum School Bus Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 862,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 862,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,918,719 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,918,719 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,918,719 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 582,398 Common Shares that could be obtained upon conversion of 67,500 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 155,253 Common Shares that could be obtained upon conversion of 310,505 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 313,003 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 313,003 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 313,003 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 106,988 Common Shares that could be obtained upon conversion of 12,400 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 42,895 Common Shares that could be obtained upon conversion of 85,790 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,755,996 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,755,996 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,996 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 256,000 Common Shares that could be obtained upon conversion of 512,000 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,755,996 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,755,996 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,755,996 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 256,000 Common Shares that could be obtained upon conversion of 512,000 Warrants.

CUSIP No. 095306106 (Common Stock)

Explanatory Note: This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2015, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on February 16, 2017, amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum School Bus Holdings, LLC, a Delaware limited liability company (“CSB”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of shares of common stock, $0.0001 par value per share (the “Common Shares”) of Blue Bird Corporation (the “Issuer”) by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 23,030,028 of Common Shares outstanding as of February 7, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the Commission on February 9, 2017.

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers since the filing with the Commission of Amendment No. 1 to the Initial 13D on February 16, 2017.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Sale	02/21/2017	71,920	$17.00
CCP2	Sale	02/21/2017	18,237	$17.00
Separate Account	Sale	02/21/2017	25,943	$17.00
CCP	Sale	03/01/2017	6,064	$17.05
CCP2	Sale	03/01/2017	1,539	$17.05
Separate Account	Sale	03/01/2017	2,187	$17.05
CCP	Sale	03/02/2017	9,749	$17.03
CCP2	Sale	03/02/2017	2,475	$17.03
Separate Account	Sale	03/02/2017	3,475	$17.03
CCP	Sale	03/08/2017	247,682	$17.00
CCP2	Sale	03/08/2017	62,871	$17.00
Separate Account	Sale	03/08/2017	89,634	$17.00
CCP	Sale	03/09/2017	120,242	$17.00
CCP2	Sale	03/09/2017	30,479	$17.00
Separate Account	Sale	03/09/2017	43,513	$17.00

CUSIP No. 095306106 (Common Stock)

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Issuer’s 7.625% Series A Convertible Cumulative Preferred Stock (the “Series A Shares”) or the Issuer’s warrants to purchase 0.5 common shares (the “Warrants”) reported herein.

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

CUSIP No. 095306106 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 10, 2017

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM SCHOOL BUS HOLDINGS, LLC		COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital Management, LLC, Manager	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS II, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact	/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact

ADAM GRAY
/s/ Thomas Sparta Thomas Sparta, Attorney-in-fact